James Hardie Industries NV

The liability of members is limited Incorporated in The Netherlands

4th floor, Atrium Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands

Telephone: 31 20 301 6748

Facsimile: 31 20 404 2544

March 23, 2005

VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Pamela A. Long

Re:	James Hardie Industries N.V. File No. 001-15240 Form 20-F for the fiscal year ended March 31, 2004 Form 6-K filed December 15, 2004 Form 6-K filed December 21, 2004 Form 6-K filed February 18, 2005

Dear Ms. Long:

     The Staff provided comments, by letters dated February 3, 2005 and March 17, 2005 (the “Comment Letters”), regarding the following filings of James Hardie Industries N.V. (the “Company”): Form 20-F for the fiscal year ended March 31, 2004; Form 6-K filed December 15, 2004; Form 6-K filed December 21, 2004; and Form 6-K filed February 18, 2005.

     In connection with responding to the comments in the Comment Letters, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

Securities and Exchange Commission
March 23, 2005

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you need additional information, please contact me at 31 20 301 6748.

Very truly yours,
/s/ Benjamin Butterfield
Benjamin Butterfield
General Counsel

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Russell Chenu, Chief Financial Officer
Meredith Hellicar, Chairman of the Board of Directors
Michael Brown, Chairman of the Audit Committee
Scott Barnett, Corporate Financial Controller

Securities and Exchange Commission Rufus Decker Andrew Schoeffler Scott Watkinson

PricewaterhouseCoopers LLP Ronald Bartlett

Gibson, Dunn & Crutcher LLP Mark Shurtleff